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                               December 4, 2023

       Blake Sartini
       Chief Executive Officer
       Golden Entertainment, Inc.
       6595 S. Jones Boulevard
       Las Vegas, Nevada 89118

                                                        Re: Golden
Entertainment, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 12,
2023
                                                            File No. 000-24993

       Dear Blake Sartini:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 12, 2023

       Pay versus Performance, page 45

   1.                                                   We note that you have
included Adjusted EBITDA, a non-GAAP measure, as your
                                                        Company-Selected
Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure
showing how this number is calculated from your audited financial statements, as required
by Regulation S-K Item 402(v)(2)(vi). You may satisfy the
                                                        disclosure requirement
by a cross-reference to a different part of the definitive proxy statement; however,
incorporation by reference to a separate filing will not satisfy this disclosure requirement.
              Please contact Alyssa Wall at 202-551-8106 or Amanda Ravitz at 202-551-3412 with any other questions.




                               Sincerely,


                               Division of Corporation Finance

                               Disclosure Review Program